[MF Global Ltd. Letterhead]

November 30, 2009

Via Facsimile and EDGAR

Karen J. Garnett, Esq.,

    Division of Corporation Finance,

        Securities and Exchange Commission,

            100 F Street, N.E.,

                Washington, D.C. 20549.

Re:	MF Global Ltd.
Registration Statement on Form S-4,
Filed on November 5, 2009, File No. 333-162892

Dear Ms. Garnett,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, MF Global Ltd., an exempted company incorporated under the laws of Bermuda (the “Company”), hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above captioned Registration Statement be accelerated to 5:00 p.m., Eastern time, on December 1, 2009, or as soon thereafter as practicable.

In the event that there is any change in the acceleration request set forth in the preceding paragraph, the Company will promptly notify the U.S. Securities and Exchange Commission (the “Commission”) of such change, in which case the Company may be making an oral request for acceleration of the effectiveness of the above-captioned Registration Statement on Form S-4, as amended, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933. Such request may be made by any officer of the Company or by any lawyer with Sullivan & Cromwell LLP.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matthew Cullen of Sullivan & Cromwell LLP at (212) 558-4791 with any questions you may have concerning this request. In addition, please contact Mr. Cullen when this request for acceleration has been granted.

Sincerely,

MF Global Ltd.

By:	/s/ Laurie R. Ferber
Name: Laurie R. Ferber
Title: General Counsel

cc:	Duc Dang

(Securities and Exchange Commission)

Jacqueline M. Giammarco

James Y. Ho

(MF Global Ltd.)

David B. Harms

Francesca G. Don Angelo

Matthew K. Cullen

(Sullivan & Cromwell LLP)